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              U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING

[X] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-QSB
                         [ ] Form N-SAR

For Fiscal Year Ended: December 31, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION
------------------------------

     Full name of Registrant:          Unified Financial Services, Inc.
     Former Name:                      Unified Holdings, Inc.
     Commission File Number:           0-22629
     IRS Employer Identification No.:  43-1797759

     429-431 North Pennsylvania Street
     Address of Principal Executive Office (Street and Number)

     Indianapolis, Indiana  46204-1873
     City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)
--------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

   [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [x] (b) The subject report on Form 10-KSB or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

   [x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-KSB or portion thereof could not be filed within the prescribed time period.

On December 17, 1998, Unified Financial Services, Inc. (the "Company") acquired each of Equity Underwriting Group, Inc. and Commonwealth Premium Finance Corporation. In addition, the Company acquired Strategic Fund Services, Inc. and AmeriPrime Financial Services, Inc. on December 22, 1998 and December 31, 1998, respectively. As a result of these acquisitions, the Company was required to restate its 1996 and 1997 financial statements.

Despite the Company's diligent efforts, completion of the Form 10-KSB has been delayed due to the substantial amount of time that has been devoted to the Company's recent acquisitions and the resulting restatement of its financial statements, as well as the unanticipated difficulties in incorporating the financial information of the target companies into the Company's financial statements.

PART IV--OTHER INFORMATION
--------------------------

   (1) Name and telephone number of person to contact in regard to this notification:


     Timothy L. Ashburn        (606)              273-9107
          (Name)            (Area Code)      (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X] Yes     [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X] Yes     [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The Company anticipates that the consolidated statement of income for the fiscal year ended December 31, 1998 will report net income of $1,132,781, reflecting an increase of $1,410,714 over the net loss reported for the fiscal year ended December 31, 1997. The increase in net income for the fiscal year ended December 31, 1998 is primarily attributable to the increased revenues associated with increased assets under management and commissions received in connection with the Company's private placement of its common stock.


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                  UNIFIED FINANCIAL SERVICES, INC.
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 1999  By: /s/ Timothy L. Ashburn
                           -------------------------------------------
                           Timothy L. Ashburn, Chairman, President and
                           Chief Executive Officer